May 23, 2005

Mail Stop 0409

Mr. Jeff Jenson
Fuel Corporation of America
1608 W. 2225 S.
Woods Cross, UT  84087

RE:	Fuel Corporation of America
	Form 8-K filed April 26, 2005
            File No. 0-09283

Dear Mr. Robson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed April 26, 2005

1. With respect to your original Form 8-K filing, please file a letter from your former accountant, indicating whether or not they agree with your disclosures in Form 8-K.

2. Amend the report to include all of the information required by
Item 304 of Regulation S-B. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report.


File an amendment under cover of Form 8-K/A and include the ITEM
4.01
designation, including the letter from the former accountant filed as an Exhibit 16. Please note that your former accountants should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within
5
business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures.

Any questions regarding the above should be directed to me at
(202)
551-3466.


						Sincerely,



						Matthew Maulbeck
						Staff Accountant
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Fuel Corporation of America
May 23, 2005



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